SO 3/22/04

SECURI 04016495 MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 48462

MAR 0 8 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BANIF SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 WALL STREET 33RD FLOOR
(No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SERGIO CAPELA (212) 487-1800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JEFFREY, ROBERT G.
(Name – *if individual, state last, first, middle name*)

61 BERDAN AVENUE	WAYNE	NJ	07470
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SERGIO CAPELA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BANIF SECURITIES, INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINANCIAL AND OPERATIONS PRINCIPAL
Title

Notary Public

THOMAS R. HILBERTH
Notary Public of New Jersey
My Commission Expires Mar. 9, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BANIF SECURITIES, INC.

FINANCIAL STATEMENTS

December 31, 2003

ROBERT G. JEFFREY
CERTIFIED PUBLIC ACCOUNTANT
61 BERDAN AVENUE
WAYNE, NEW JERSEY 07470

LICENSED TO PRACTICE
IN NEW YORK AND NEW JERSEY
MEMBER OF AICPA
PRIVATE COMPANIES PRACTICE SECTION

TEL: 973-628-0022
FAX: 973-696-9002
E-MAIL: rgjcpa@erols.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Banif Securities, Inc.
New York, New York

I have audited the accompanying statement of financial condition of Banif Securities, Inc. as of December 31, 2003, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that this audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Banif Securities, Inc. as of December 31, 2003, and the results of its operations, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert G. Jeffrey

Wayne, New Jersey
February 27, 2004

BANIF SECURITIES, INC.
Financial Statements
December 31, 2003

CONTENTS

BANIF SECURITIES, INC.
Statement of Financial Condition
December 31, 2003

ASSETS

Cash	$ 2,519,171
Due from clearing agent	1,465,197
Receivable from broker-dealers	121,881
Marketable securities, at market value	996,502
Income tax receivable	1,800
Prepaid expense	13,634
Non-marketable securities	24,825
Furniture and equipment, less accumulated depreciation of $56,419	52,065
Other assets	105,269
TOTAL ASSETS	$ 5,300,344

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Payable to broker-dealers	$ 59,486
Accounts payable and accrued expenses	39,903
Deferred revenue	150,000
Total	249,389
Subordinated loans payable	5,000,000
Stockholders' Equity	
Preferred stock, par value of $.01; 2,000 shares authorized, none issued	
Common stock, no par value; 3,100 shares authorized, issued and outstanding	130
Additional paid-in capital	1,619,970
Accumulated deficit	(1,569,145)
Total stockholders' equity	50,955
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 5,300,344

The accompanying notes are an integral part of these financial statements.

BANIF SECURITIES, INC.
Statement of Operations
December 31, 2003

REVENUE:	
Commission income	$ 1,863,333
Trading profit, net	825,546
Dividend and interest income	111,340
Other income	173,360
Total revenue	2,973,579
EXPENSES	
Employee compensation and benefits	1,585,741
Floor brokerage, exchange and clearance fees	515,137
Professional fees	82,750
Occupancy and floor space	395,523
Communications and data processing	183,733
Interest expense	120,877
Other operating expenses	568,587
Total expenses	3,452,348
Net loss	$ (478,769)

The accompanying notes are an integral part of these financial statements.

BANIF SECURITIES, INC.
Statement of Changes in Stockholders' Equity
December 31, 2003

Balance, January 31, 2003	3,100	$130	$1,119,970	$(1,090,376)	$ 29,724
Capital contributed			500,000		500,000
Net Loss				(478,769)	(478,769)
Balance, December 31, 2003	3,100	$130	$1,619,970	$(1,569,145)	$ 50,955

The accompanying notes are an integral part of these financial statements.

BANIF SECURITIES, INC.
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
December 31, 2003

Balance, January 1, 2003	$3,000,000
Proceeds from issuance of subordinated loan	2,000,000
Balance, December 31, 2003	$5,000,000

The accompanying notes are an integral part of these financial statements.

BANIF SECURITIES, INC.
Statement of Cash Flows
December 31, 2003

Cash Flows From Operations:	
Net loss	$ (478,769)
Charges not involving the receipt or expenditure of cash:	
Depreciation and amortization	33,274
Expiration of warrants to acquire NASD securities	8,275
Changes in current assets and liabilities:	
Decrease in prepaid expenses	53,238
Decrease in income tax receivable	49,968
Increase in payable to broker-dealers	45,493
Decrease in receivable from broker-dealers	24,873
Increase in accounts payable and accrued expenses	21,261
Increase in marketable securities	(996,502)
Increase in balance due from clearing agent	(548,447)
Increase in other assets	(33,000)
Net cash consumed by operating activities	(1,820,336)
Cash Flows From Investing Activities:	
Purchases of equipment	(22,892)
Net cash consumed by investing activities	(22,892)
Cash Flows From Financing Activities:	
Proceeds from issuance of subordinated loan	2,000,000
Capital contributed	500,000
Repayment of note payable	(420,000)
Net cash provided by financing activities	2,080,000
Net increase in cash	236,772
Cash, beginning of year	2,282,399
Cash, end of year	$ 2,519,171
Supplemental Disclosure of Cash Flows Information:	
Cash payments for income taxes	$ 955
Cash payments for interest	$ 139,091

There were no noncash investing or financing activities during 2003.

The accompanying notes are an integral part of these financial statements.

BANIF SECURITIES, INC.
Notes to Financial Statements
December 31, 2003

Note 1. Nature of Business and Significant Accounting Policies

Nature of Business

Banif Securities, Inc. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission (SEC), and is a member of the New York Stock Exchange (NYSE) and the National Association of Securities Dealers, Inc. (NASD). The Company was, until May 3, 2002, a wholly-owned subsidiary of Indusval Holdings S/C Ltda., a Brazilian corporation. All of the shares in the Company were sold on that date to Banif Securities Holdings, Ltd. (the "Parent"), a Cayman Islands company. Also in May 2002, the Company acquired the assets of Banif Securities, Inc., a Delaware corporation, and on May 3, 2002 changed its name to Banif Securities, Inc.

The Company engages in purchases and sales of securities for its own account. It also provides securities brokerage services to institutional investors and affiliates. Some of the securities traded by the Company are listed only on the stock exchanges of foreign countries, thereby exposing the Company to currency risks.

Summary of Significant Accounting Policies:

Basis of Accounting: The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Revenue Recognition: The Company receives commission income in accordance with the terms of an agreement with its clearing agent. This arrangement is further described in Note 2. Commission income and related expenses and transactions for its own account are recognized on a trade date basis.

Cash: For purposes of the Statement of Cash Flows, the Company considers all short term debt securities purchased with a maturity of three months or less (other than purchases for inventory) to be cash equivalents.

Depreciation and Amortization: Depreciation of equipment is provided for by the straight-line method over estimated useful lives of three to five years.

BANIF SECURITIES, INC.
Notes to Financial Statements
December 31, 2003

Note 1. Nature of Business and Significant Accounting Policies (continued)

Income Taxes: Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the dates of enactment.

Use of Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Fair Value: The financed instruments of the Company are reported in the Statement of Financial Condition at market or fair values, or at carrying amounts that approximate fair values.

Note 2. Transactions with Clearing Agents and Broker-dealers

The Company has an agreement with a clearing agent to clear customers' securities transactions on a fully-disclosed basis. The agreement provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company and requires the Company to maintain a minimum deposit of $100,000. Amounts due from the clearing agent consist primarily of required deposits and trading account balances.

Amounts receivable and payable to and from broker-dealers consist primarily of commissions receivable and payable, respectively.

Note 3. Furniture and equipment

Furniture and equipment consists of the following at December 31, 2003:

Furniture	$ 3,950
Equipment	104.534
	108,484
Less: accumulated depreciation	56,419
Net furniture and equipment	$ 52,065

Note 4. Rentals Under Operating Leases

The Company conducts its operations from leased office facilities in New York City under a noncancilable operating lease which expires in August 2007. In addition, the Company leases floor space on the NYSE at a monthly rate of $16,667; this lease expires on May 31, 2004, and has a provision for automatic renewal to May 31, 2005. Rent expense for the office and for the floor space for the year ended December 31, 2003 amounted to $395,523. The lease for office space is subject to escalation for the Company's proportionate share of increases in real estate taxes and operating expenses.

At December 31, 2003 the minimum future rental payments for the office and floor space approximated the following:

Years ending December 31,

2004	$309,039
2005	202,196
2006	120,827
2007	80,551
Total lease commitments	$712,613

BANIF SECURITIES, INC.
Notes to Financial Statements
December 31, 2003

Note 5. Income Taxes

The Company has experienced losses in 2002 and 2003. As a result, it has incurred no Federal income tax and only the minimum state and city income taxes. The Internal Revenue Code allows net operating losses (NOL'S) to be carried forward and applied against future profits for a period of twenty years. At December 31, 2003, NOL carryforwards were available to the Company, totaling $1,263,580. The potential tax benefit of the NOL'S has been recognized on the books of the Company, but offset by a valuation allowance. If not used, the Federal carryforwards will expire as follows:

2022	$784,811
2023	478,769

Under Statement of Financial Accounting Standards No. 109, recognition of deferred tax assets is permitted unless it is more likely than not that the assets will not be realized. The Company has recorded deferred tax assets as follows:

Deferred Tax Assets	$ 162,781	$ 266,836	$ 429,617
Realization Allowance	(162,781)	(266,836)	(429,617)
Balance Recognized	$ -	$ -	$ -

Note 6. Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of the payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and determine that customer transactions are executed properly by the clearing broker-dealer.

The Company maintains its cash in an operating account which often exceeds Federally insured limits. At December 31, 2003, deposits exceeded the Federally insured limits. The Company has not experienced any losses on such deposits.

Note 7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company had net capital which was adequate to satisfy all of these requirements.

Note 8. Note and Subordinated Loan Payable

In July 2002, the Company entered into a Subordinated Loan Agreement in the principal amount of $3,000,000 with its Parent for the purpose of raising capital under Rules 325 and 326 of the Board of Directors of the NYSE. The loan matures on July 31, 2005. An additional Subordinated Loan Agreement was entered with the Parent on June 23, 2003; it matures June 30, 2006. Both loans accrue interest monthly, payable quarterly in arrears at the 3 month LIBOR rate, plus 1 1/2%, per annum. These subordinated loans were pre-approved by the NYSE. The subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they may not by repaid.

Note 9. Employee Benefits

The Company has a 401(k) profit sharing plan for the benefit of all eligible employees and their beneficiaries. Under the plan, the Company may make matching contributions, non-elective or discretionary contributions and other required minimum contributions. During 2003, the Company did not make any matching contributions.

Note 10. World Trade Center Grant

The Company's office is located near the scene of the terrorist attacks of September 11, 2001. The Company applied for and received $150,000 from the World Trade Center Grant Program administered by the Empire State Development Authority. The Grant requires the Company to continue its operations in New York City through April 2005 or the Grant must be repaid. Accordingly, the $150,000 received under the Program has been deferred, and will be recognized in April 2005.

Note 11. Related Party Transactions

During 2002, the Company issued a non-interest bearing note payable to its Parent in the amount of $420,000 for the purpose of funding operations. This note was repaid during 2003.

During 2003, the Company had transactions with entities controlled by its Parent. The Company uses Banco Banif Primus, SA, an affiliated entity, for the clearing of trade financing transactions. In 2003, the Company recognized $44,111 in interest income from trade financing. In addition, the Company transacts with Banif Primus Corretora de Valeros e Cambio S.A, an affiliated entity, for proprietary trading transactions. Income earned by the Company for proprietary trading with Banif Primus Corretora de Valeros e Cambio SA a totaled $352,218.

The subordinated notes payable to the Parent, described in Note 8, require the payment of interest. A total of $113,326 was paid on these notes during 2014.

Schedule I

BANIF SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2003

NET CAPITAL

Total stockholders' equity from statement of financial condition		$ 50,955
Add, liabilities subordinated to claims of general creditors		5,000,000
		5,050,955
Less, non-allowable assets:		
Prepaid expenses	$ 13,634	
Non-marketable securities	24,825	
Furniture and equipment	52,065	
Receivables from broker-dealers	40,367	
Income taxes receivable	1,800	
Other assets	105,269	
Total non-allowable assets		237,960
Net capital before haircuts on securities positions		4,812,995
Haircuts on securities:		
Other securities		347,365
Net capital		$4,465,630

AGGREGATE INDEBTEDNESS:

Payable to broker-dealers	$ 59,486
Accounts payable and accrued expenses	39,903
Deferred revenue	150,000
Total Aggregate Indebtedness	$ 249,389

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$ 100,000
Net capital in excess of minimum requirement	$4,365,630
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.056 to 1

Schedule I (cont.)

BANIF SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2003

	Net Capital	Aggregate Indebtedness
Reconciliation of net capital and aggregate indebtedness with the Company's computation included in Part IIA-Form X-17A-5 as of December 31, 2003:		
As reported in Company's Part IIA (unaudited) FOCUS report	$4,679,141	$ 155,919
Audit adjustments to record additional liabilities	(33,985)	33,985
Other audit adjustments - net	10,475	59,485
Additional haircuts	(190,001)	-
Amounts reported above	$4,465,630	$ 249,389

ROBERT G. JEFFREY

CERTIFIED PUBLIC ACCOUNTANT

61 BERDAN AVENUE

WAYNE, NEW JERSEY 07470

LICENSED TO PRACTICE
IN NEW YORK AND NEW JERSEY
MEMBER OF AICPA
PRIVATE COMPANIES PRACTICE SECTION

TEL: 973-628-0022
FAX: 973-696-9002
E-MAIL: rgjcpa@erols.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
Banif Securities, Inc.:
New York, New York

In planning and performing my audit of the financial statements and the supplemental schedule of Banif Securities, Inc. (the Company), for the year ended December 31, 2003, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purpose. Based on this understanding and on our study, I believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wayne, New Jersey
February 27, 2004

BANIF04/LG2